UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

MGT Capital Investments, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55302P202
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
(212) 974-3070

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,738*
	8	SHARED VOTING POWER 990,358*
	9	SOLE DISPOSITIVE POWER 48,738*
	10	SHARED DISPOSITIVE POWER 990,358*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%*
14	TYPE OF REPORTING PERSON IA

* See Item 5 of this Amendment No. 4 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON IROQUOIS MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 990,358*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 990,358*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,358*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of this Amendment No. 4 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON JOSHUA SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,039,096*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,039,096*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%*
14	TYPE OF REPORTING PERSON IN, HC

* See Item 5 of this Amendment No. 4 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON JOHN G. COBURN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON NEIL H. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINDOM, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON MELVIN L. KEATING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55302P202

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement defined and described in Item 4 below, John G. Coburn, Neil H. Cohen and Melvin L. Keating are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Iroquois used working capital of Iroquois Master Fund to purchase the 990,358 Shares directly owned by Iroquois Master Fund.  The total purchase price for such Shares was approximately $1,242,479.  The 48,738 Shares directly owned by Iroquois were issued to Iroquois by the Issuer pursuant to a warrant waiver.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

 On September 29, 2014, Iroquois, Iroquois Master Fund and Joshua Silverman (collectively, “Iroquois”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things: (i) to nominate Joshua Silverman (the “Iroquois Director”), together with H. Robert Holmes, Robert B. Ladd, and Michael Onghai (the Iroquois Director together with Messrs. Holmes, Ladd and Onghai, the “2014 Nominees”), for election to the Board at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”); (ii) to recommend a vote for the 2014 Nominees and solicit proxies from the Issuer’s stockholders for the election of the 2014 Nominees at the 2014 Annual Meeting; (iii) to appoint Mr. Silverman as an observer to the Board until the 2014 Annual Meeting; (iv) to hold the 2014 Annual Meeting no later than December 31,2014; and (v) to appoint Mr. Silverman to at least one committee of the Board promptly following the 2014 Annual Meeting, but in no event later than fifteen (15) business days thereafter.  Subject to certain exceptions, if the Iroquois Director is unable to serve or is removed from the Board during the standstill period, Iroquois is entitled to designate a replacement nominee to be approved by the Nominating Committee of the Board and to be appointed by the Board within five (5) business days of such committee’s approval.

Pursuant to the terms of the Settlement Agreement, Iroquois agreed, among other things, to: (i) withdraw its Nomination Letter nominating its director candidates and any and all related materials in connection therewith or otherwise related to the 2014 Annual Meeting; (ii) abide by the MGT Share Dealing Code, which prohibits, among other transactions, shorting of MGT stock, holding MGT stock in a margin account, and certain other hedging techniques; and (iii) vote all Shares beneficially owned by it in favor of the 2014 Nominees and in favor of the appointment of the Issuer’s auditing firm at the 2014 Annual Meeting.  Mr. Silverman also agreed to promptly submit a complete personal history disclosure and other application materials as required by the NJ Division of Gaming Enforcement.

CUSIP NO. 55302P202

In addition, Iroquois agreed to customary standstill restrictions during the period beginning on the date of the Settlement Agreement and ending upon the conclusion of the 2015 annual meeting of stockholders (the “2015 Annual Meeting”); provided, however, that in the event the Issuer does not satisfy at least one of the following conditions prior to, or as of the deadline for submissions of stockholder nominations for the 2015 Annual Meeting pursuant to the Issuer’s Bylaws (the “2015 Stockholder Nomination Deadline Date”), then the standstill period shall end as of the 2015 Stockholder Nomination Deadline Date, and Iroquois shall be permitted to nominate a slate of nominees for election at the 2015 Annual Meeting provided that the Iroquois Director has resigned as a director as of the 2015 Stockholder Nomination Deadline Date: (1) the Issuer’s stock price doubles between the date of this Agreement and the 2015 Stockholder Nomination Deadline Date; (2) the Issuer enters into a merger, sale, business combination or disposition of substantially all of the Issuer’s assets prior to the 2015 Stockholder Nomination Deadline Date; or (3) each of the Issuer’s existing business lines are profitable as of the 2015 Stockholder Nomination Deadline Date.  If the Issuer does not satisfy at least one of the foregoing conditions prior to or as of the 2015 Stockholder Nomination Deadline Date, and the Iroquois Director resigns from the Board prior to the date that is 10 days prior the 2015 Stockholder Nomination Deadline Date, the standstill period shall end on the 2015 Stockholder Nomination Deadline Date.

The standstill provisions provide, among other things, that Iroquois will not: (i) acquire beneficial ownership of any additional securities of the Issuer, without the Issuer’s prior written consent; (ii) submit any stockholder proposals; (iii) engage in any solicitation of proxies (or written consents) or otherwise become a participant in a solicitation in opposition to the recommendation or proposal of the Board; (iv) form or join any partnership, limited partnership, syndicate or other group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement; (v) call, or request the call of, a special meeting of the Issuer’s stockholders, or make a request for a list of the Issuer’s stockholders; (vi) vote for any nominee(s) for election to the Board, other than those nominated or supported by the Board; (vii) except as provided in the Settlement Agreement, seek to place a representative or other affiliate, associate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board; (viii) effect or seek to effect, in any capacity other than as a member of the Board, offer or propose to effect, or cause or participate in, or assist or facilitate any other person to do the same (whether publicly or otherwise) (a) any acquisition of any material assets or businesses of the Issuer or its subsidiaries, or any sale, lease, exchange, pledge, mortgage, or transfer thereof; (b) any tender offer or exchange offer, merger, acquisition or other business combination involving the Issuer or its subsidiaries; or (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or its subsidiaries; (ix) make, or assist or encourage any third party to make, any demands for books and records and other materials pursuant to Section 220 of the DGCL or pursue any litigation related thereto against the Issuer; and (x) disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) -5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,674,431 Shares outstanding, as of August 14, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2014.

CUSIP NO. 55302P202

A.	Iroquois Master Fund

(a)	As of the close of business on September 30, 2014, Iroquois Master Fund directly owned 990,358 Shares.1

Percentage: Approximately 10.2%

(b)	1. Sole power to vote or direct vote: 990,358
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 990,358
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Iroquois

(a)
As of the close of business on September 30, 2014, Iroquois directly owned 48,738 Shares.  Iroquois, as the investment adviser to Iroquois Master Fund, may be deemed the beneficial owner of the 990,358 Shares owned by Iroquois Master Fund.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 48,738
2. Shared power to vote or direct vote: 990,358
3. Sole power to dispose or direct the disposition: 48,738
4. Shared power to dispose or direct the disposition: 990,358

(c)
Iroquois has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

1Excluded from Iroquois Master Fund’s beneficial ownership is 9,221 Shares issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”) and 437,500 Shares issuable upon the exercise of warrants, both of which are subject to a conversion cap that precludes Iroquois Master Fund from converting or exercising the Preferred Stock and warrants, respectively, to the extent that Iroquois Master Fund would, after such conversion or exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Conversion Cap”).  Because Iroquois Master Fund has exceeded the Conversion Cap, it cannot convert or exercise the Preferred Stock or warrants, respectively, within 60 days hereof and thus is not deemed to beneficially own the Shares underlying the Preferred Stock and warrants.

CUSIP NO. 55302P202

C.	Mr. Silverman

(a)	Mr. Silverman, as a managing member of Iroquois, may be deemed the beneficial owner of the 1,039,096 Shares owned by Iroquois and Iroquois Master Fund.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 1,039,096
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,039,096
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Silverman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Messrs. Cohen and Keating and General Coburn

(a)	As of the close of business on September 30, 2014, Messrs. Cohen and Keating and General Coburn did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Cohen and Keating and General Coburn have not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 1, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 55302P202

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Settlement Agreement, dated September 29, 2014, by and among MGT Capital Investments, Inc., Iroquois Capital Management, LLC, Iroquois Master Fund Ltd. and Joshua Silverman.

99.2	Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC and Joshua Silverman, dated October 1, 2014.

CUSIP NO. 55302P202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2014

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN
Individually and as attorney-in-fact for John G. Coburn, Neil H. Cohen and Melvin L. Keating

CUSIP NO. 55302P202

 SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

IROQUOIS MASTER FUND LTD.

250,000	1.0101	09/29/2014